Calculation of the Registration Fee
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee*
Common stock, par value $0.625 per share	$218,256,389	$24,051.85
*Calculated in accordance with Rule 457(c) and (r) of the Securities Act of 1933 based on the average high and low prices of the common stock as reported on The New York Stock Exchange on June 23, 2023.